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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  Lanesborough Corp.

Title of Class of Securities:  Common Shares

CUSIP Number:   824 99Y 002

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James D. Bennett, Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                        December 18, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 824 99Y 002

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett     ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,820

8.  Shared Voting Power:

         5,045

9.  Sole Dispositive Power:

         1,820

10. Shared Dispositive Power:

         5,045

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         6,865

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.9%

14. Type of Reporting Person

         IN














































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CUSIP No. 824 99Y 002

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Restructuring Capital Associates, L.P.   13-3526880

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         5,045

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         5,045

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         5,045

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         5.0%

14. Type of Reporting Person

         PN (IA)














































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CUSIP No. 824 99Y 002

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Restructuring Fund, L.P.   13-3526877

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         5,045

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         5,045

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         5,045

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.0%

14. Type of Reporting Person

         PN














































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Item 1.  Security and Issuer

         This statement relates to common shares (the "Shares")

of Lanesborough Corp. (the "Company").  The Company's principal executive office is located at 65 East 55th Street, New York, NY

10022.

Item 2.  Identity and Background

         This statement is being filed on behalf of James D.

Bennett, Restructuring Capital Associates, L.P. ("RCA") and

Bennett Restructuring Fund, L.P. (the "Partnership"), the latter two each a Delaware limited partnership.  Their address is 2

Stamford Plaza, Suite 1501, 281 Tresser Boulevard, Stamford,

Connecticut 06901.

         Mr. Bennett is the sole shareholder and President of

Bennett Capital Corporation ("BCC").  BCC is the sole general partner of RCA, which is the sole general partner of the

Partnership.  The Partnership is a private investment

partnership.  The principal address of BCC is also 2 Stamford

Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, Connecticut

06901.  The principal business of Mr. Bennett and RCA is to act as an investment manager.

         Mr. Bennett is also the president and controlling

shareholder of Bennett Offshore Investment Corporation, an entity that is the investment manager of Bennett Offshore Restructuring

Fund, Inc. ("Bennett Offshore"), an offshore investment

corporation.




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         None of Mr. Bennett, RCA or the Partnership has, during

the last five years, been convicted in any criminal proceeding.

         None of Mr. Bennett, RCA or the Partnership has, during

the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

federal or state securities laws or finding any violations with respect to such laws.

         Mr. Bennett is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett is deemed to

beneficially own 6,865 Shares.  Of that amount, 5,045 Shares are held by the Partnership and 1,820 Shares are held by Bennett

Offshore over each of which Mr. Bennett has investment

discretion.  RCA has investment discretion over the Partnership.

Shares were acquired in connection with the purchase of the

Company's bonds, for an additional consideration of $68.85.

Item 4.  Purpose of Transaction

         The Shares beneficially owned by Mr. Bennett, RCA

and the Partnership were acquired solely through the

purchase of the Company's bonds and are being held for

investment purposes.






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         None of Mr. Bennett, RCA or the Partnership has any

plan or proposal which relates to, or would result in, any

of the actions enumerated in Item 4 of the instructions to

Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Bennett is the

beneficial owner of 6,865 Shares of the Company.  The

Partnership holds 5,045 Shares and Bennett Offshore holds

1,820 Shares.  Mr. Bennett beneficially owns all Shares held by the Partnership and Bennett Offshore.  RCA beneficially

owns all shares held by the Partnership.  Based on the

Company's latest 10-Q, there were a total of 99,911

outstanding Shares as of October 22, 1996.  Therefore, Mr.

Bennett beneficially owns 6.9% of the outstanding Shares,

and RCA and the Partnership each beneficially owns 5.0% of

the outstanding shares.  Mr. Bennett has the power to vote,

direct the vote, dispose of or direct the disposition of all the Shares that are currently beneficially owned by the

Partnership and Bennett Offshore.  RCA has the power to

vote, direct the vote, dispose of or direct the disposition

of all Shares that are held by the Partnership.












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Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         None of Mr. Bennett, RCA or the Partnership has any

contract, arrangement, understanding or relationship with

any person with respect to the Shares.



Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares

that were effected by Mr. Bennett, RCA and the Partnership

during the past 60 days is filed herewith as Exhibit A.


































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Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.


December 27, 1996
   Date

                             /S/ James D. Bennett
                           James D. Bennett


                           RESTRUCTURING CAPITAL ASSOCIATES, L.P.

                           By: Bennett Capital Corporation,
                               General Partner


                           By:  /S/ James D. Bennett
                                  James D. Bennett, President


                           BENNETT RESTRUCTURING FUND, L.P.

                           By: Restructuring Capital Associates,
                                 L.P., General Partner

                           By: Bennett Capital Corporation,
                               General Partner


                           By:  /S/ James D. Bennett
                              James D. Bennett, President














                               12
75252000.AX4



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                                                      Exhibit A

                                   Daily Transactions


         Purchase (Sale)                           Price
             Date            Number of Shares    Per Share    Value

         12/18/96                  6,895            $.01     $68.65













































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75252000.AX4